SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Akerna Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00973W 102

(CUSIP Number)

c/o MTech Sponsor LLC

10124 Foxhurst Court,

Orlando, Florida 32836

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00973W 102

1	Names of Reporting Person. MTech Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,581,130 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,581,130 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2% (2)
14	Type of Reporting Person OO

CUSIP No. 00973W 102

1	Names of Reporting Person. SS FL LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,581,130 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,581,130 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2% (2)
14	Type of Reporting Person OO

CUSIP No. 00973W 102

1	Names of Reporting Person. Steven Van Dyke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,581,130 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,581,130 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2% (2)
14	Type of Reporting Person IN

CUSIP No. 00973W 102

1	Names of Reporting Person. Game Boy Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,581,130 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,581,130 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2% (2)
14	Type of Reporting Person OO

CUSIP No. 00973W 102

1	Names of Reporting Person. Drew Effron
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,581,130 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,581,130 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2% (2)
14	Type of Reporting Person IN

(1)	Represents 1,681,250 shares of Issuer’s common stock, $0.0001 par value (the “Common Stock”), received in exchange for an aggregate of 1,681,250 shares of MTech common stock in connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019 reduced by 100,120 shares of Common Stock transferred to certain investors in a private financing consummated concurrently with the closing of the Merger Agreement. SS FL LLC and Game Boy Partners, LLC are the managing members of MTech Sponsor LLC and have voting and investment discretion with respect to the common stock held of record by MTech Sponsor LLC. SS FL LLC and Game Boy Partners, LLC may be deemed to have shared beneficial ownership of the common stock held directly by MTech Sponsor LLC. Mr. Van Dyke is the managing member of SS FL LLC, one of the managing members of the Sponsor. Mr. Drew Effron is the managing member of Game Boy Partners, LLC, the other managing member of the Sponsor, and jointly with Mr. Van Dyke has the voting and dispositive power of the securities held by the Sponsor. Accordingly, Mr. Van Dyke and Mr. Effron may be deemed to have or share beneficial ownership of such shares. Each such person or entity disclaims beneficial ownership over any securities owned by the Sponsor in which they do not have any pecuniary interest.

(2)	Based on a total of 10,400,381 shares of common stock issued and outstanding as of June 25, 2019 as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 21, 2019.

SCHEDULE 13D

This Amendment No.1 (the “Amendment”) amends the statement on Schedule 13D filed on February 12, 2018 on behalf of MTech Sponsor, LLC, a Florida limited liability company (the “Sponsor”), the managing members of the Sponsor, SS FL LLC and Game Boy Partners, LLC (each, a “Managing Member”), and the managing members of the Sponsor’s Managing Members, Steven Van Dyke, and Drew Effron (together with the Sponsor and the Managing Members, the “Reporting Persons”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends and restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer

Securities acquired: common stock, $0.0001 par value (“Common Stock”)

Issuer:	Akerna Corp. (“Issuer”) (as successor to MTech Acquisition Corp.)

c/o MTech Sponsor LLC

10124 Foxhurst Court,

Orlando, Florida 32836

Item 2.          Identity and Background

(a) This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 15.2% of the issued and outstanding shares of Common Stock as of June 25, 2019, as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on June 21, 2019;

(ii)	SS FL LLC, a Managing Member of the Sponsor;

(iii)	Steven Van Dyke, the Managing Member of SS FL LLC, a Managing Member of the Sponsor;

(iv)	Game Boy Partners, LLC, a Managing Member of the Sponsor; and

(v)	Drew Effron, the Managing Member of Game Boy Partners, LLC, a Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons, except Drew Effron and Game Boy Partners, LLC, is 10124 Foxhurst Court, Orlando, FL 32836. The address of the principal business and principal office of Drew Effron and Game Boy Partners, LLC is 660 Madison Avenue, 20th Floor, New York NY 10065.

(c) Present Principal Occupation or Employment

(i)	For the Sponsor: Not applicable

(ii)	For SS FL LLC: Not applicable

(iii)	For Steven Van Dyke: Managing Member of SS FL LLC, a Managing Member of the Sponsor, to serve as Co-Founder and Chairman of Hypur Ventures, L.P. and manager of Van Dyke Holdings

(iv)	For Game Boy Partners: LLC: Not applicable

(v)	For Drew Effron: Managing Member of Game Boy Partners, LLC, a Managing Member of the Sponsor and a sole proprietor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Florida limited liability company. Each individual managing member of SS FL LLC and Game Boy Partners, LLC is a US citizen. SS FL LLC is a Florida limited liability company. Game Boy Partners, LLC is a New York limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019, the Sponsor received 1,681,250 shares of Common Stock in exchange for an aggregate of 1,681,250 shares of MTech common stock. Additionally, in a private financing consummated concurrently with the closing of the Merger Agreement, the Sponsor transferred 100,120 shares to certain investors.

Item 4.	Purpose of the Transaction

In connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019, the Sponsor received 1,681,250 shares of Common Stock in exchange for an aggregate of 1,681,250 shares of MTech common stock. Additionally, in a private financing consummated concurrently with the closing of the Merger Agreement, the Sponsor transferred 100,120 shares to certain investors.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 10,400,381 shares of Common Stock issued and outstanding as of June 17, 2019, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 21, 2019) are as follows:

MTech Sponsor LLC
a)		Amount beneficially owned: 1,581,130	Percentage: 15.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,581,130
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,581,130
	iv.	Shared power to dispose or to direct the disposition of:	0

SS FL LLC
a)		Amount beneficially owned: 1,581,130	Percentage: 15.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,581,130
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,581,130

Steven Van Dyke
a)		Amount beneficially owned: 1,581,130	Percentage: 15.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,581,130
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,581,130

Game Boy Partners, LLC
a)		Amount beneficially owned: 1,581,130	Percentage: 15.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,581,130
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,581,130

Drew Effron

Amount beneficially owned: 1,581,130	Percentage: 15.2%
Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote:	0
Shared power to vote or to direct the vote:	1,581,130
Sole power to dispose or to direct the disposition of:	0
Shared power to dispose or to direct the disposition of:	1,581,130

SS FL LLC and Game Boy Partners, LLC are the managing members of MTech Sponsor LLC and have voting and investment discretion with respect to the common stock held of record by MTech Sponsor LLC. SS FL LLC and Game Boy Partners, LLC may be deemed to have shared beneficial ownership of the common stock held directly by MTech Sponsor LLC. Mr. Van Dyke is the managing member of SS FL LLC, one of the managing members of the Sponsor. Mr. Drew Effron is the managing member of Game Boy Partners, LLC, the other managing member of the Sponsor, and jointly with Mr. Van Dyke has the voting and dispositive power of the securities held by the Sponsor. Accordingly, Mr. Van Dyke and Mr. Effron may be deemed to have or share beneficial ownership of such shares. Each such person or entity disclaims beneficial ownership over any securities owned by the Sponsor in which they do not have any pecuniary interest.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement by and among MTech, MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJF and Jessica Billingsley (as successor to Harold Handelsman),

In connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019, the Sponsor received 1,681,250 shares of Common Stock in exchange for an aggregate of 1,681,250 shares of MTech common stock.

The description of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement, as amended, a copy of which was filed as Exhibit 2.1 and 2.2 to the Registration Statement on Form S-4/A filed by the Issuer with the SEC on May 14, 2019 (and is incorporated by reference herein as Exhibits 10.1 and 10.2).

Sponsor Stock Transfer Agreement

On June 17, 2019, simultaneously with the closing of the Merger Agreement, the Sponsor transferred an aggregate of 100,120 shares of Common Stock to certain investors pursuant to an agreement to transfer Sponsor shares (each, a “Sponsor Stock Transfer Agreement”)

The description of the Sponsor Stock Transfer Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which was filed by the Issuer as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 5, 2019 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Agreement and Plan of Merger, dated October 10, 2018, by and among by and among (i) MJF, (ii) the Sellers, (iii) the Members’ Representative, (iv) MTech, (v) MTech Holdings; (vi) MTech Purchaser Merger Sub Inc.; (vii) MTech Company Merger Sub LLC; and (viii) the MTech Representative. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4/A filed by the Issuer with the SEC on May 14, 2019).

Exhibit 10.2	First Amendment to Agreement and Plan of Merger, dated April 17, 2019, by and among by and among (i) MJF, (ii) the Sellers, (iii) the Members’ Representative, (iv) MTech, (v) MTech Holdings; (vi) MTech Purchaser Merger Sub Inc.; (vii) MTech Company Merger Sub LLC; and (viii) the MTech Representative. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4/A filed by the Issuer with the SEC on May 14, 2019).

Exhibit 10.3	Form of Agreement to Transfer Sponsor Shares (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 5, 2019)

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2019	MTECH SPONSOR LLC By: SS FL LLC, its Managing Member

	By:	/s/ Steven Van Dyke
Name: Steven Van Dyke
Title: Managing Member of SS FL LLC

Date: June 27, 2019	SS FL LLC

	By:	/s/ Steven Van Dyke
Name: Steven Van Dyke Title: Managing Member

Date: June 27, 2019		/s/ Steven Van Dyke
Steven Van Dyke

Date: June 27, 2019	Game Boy Partners, LLC

	By:	/s/ Drew Effron
Name: Drew Effron Title: Managing Member

Date: June 27, 2019	/s/ Drew Effron
Drew Effron

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